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August 29, 2017

VIA EDGAR

Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Peregrine Pharmaceuticals, Inc. Preliminary Proxy Statement on Schedule 14A Filed on August 29, 2017 by Ronin Trading, LLC, SW Investment Management LLC, et al

Dear Staff of the U.S. Securities and Exchange Commission:

We are writing to advise the Staff (the “Staff”) of the U.S. Securities and Exchange Commission that Olshan Frome Wolosky LLP (“Olshan”) is representing Ronin Trading, LLC, SW Investment Management LLC and the other participants in their solicitation (collectively, “Ronin”) in connection with the above-referenced matter. We respectfully request that any comments the Staff may have for Ronin regarding this matter be directed to Steve Wolosky (swolosky@olshanlaw.com) and Ryan Nebel (rnebel@olshanlaw.com) of Olshan.

Sincerely,

/s/ Ryan Nebel

Ryan Nebel

cc:	Steve Wolosky, Olshan Frome Wolosky LLP

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